貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
[redacted]

08004277

Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 AUG 12 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 7, 2008

Our ref: 32002208-000004

SUPPL

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated July 2, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Chiu

PROCESSED
AUG 14 2008
THOMSON REUTERS

Encl.

8/13

RECEIVED
2008 AUG 12 A 11: 04

<u>Annex 1</u>

A List of Documents Made Public
in connection with the Listing since our last submission on July 2, 2008:

1. Discloseable Transaction and Connected Transaction – Acquisition of Equity Interest - by China Shipping Container Lines Company Limited, released on August 6, 2008;
2. Poll Results of Special General Meeting Held on 6 August 2008 - by China Shipping Container Lines Company Limited, released on August 6, 2008.

中海集装箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

Discloseable Transaction and Connected Transaction
Acquisition of Equity Interest

The Board is pleased to announce that on 6 August 2008, the Company entered into the Agreement with China Shipping to acquire its 100% equity interest in CS Terminal. The consideration payable for the said acquisition under the Agreement is RMB2,601,405,907.78 (equivalent to approximately HK$2,890,451,008.64). Upon the completion of the Agreement, CS Terminal will become a wholly-owned subsidiary of the Company.

As the relevant percentage ratios applicable to the acquisition exceed 5%, but are less than 25%, the acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. In addition, as China Shipping is the Company's controlling shareholder holding an approximately 49.03% shareholding interest in the Company, it is therefore a connected person (as defined under the Listing Rules) of the Company. Accordingly, the entering into of the Agreement constitutes a connected transaction of the Company under the Listing Rules and is subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

The Independent Financial Adviser will be appointed to advise the Independent Board Committee, and the Independent Board Committee has been established to advise the Independent Shareholders, in respect of the acquisition under the Agreement. Each member of the Independent Board Committee does not have any material interest in the acquisition.

A circular containing, among other things:

(a) details of the acquisition as set out in this announcement;

(b) a letter from the Independent Financial Adviser to the Independent Board Committee containing its advice on the acquisition under the Agreement; and

(c) the recommendation of the Independent Board Committee in respect of the acquisition under the Agreement,

will be dispatched to the shareholders of the Company in accordance with the Listing Rules as soon as practicable.

A. ACQUISITION OF EQUITY INTEREST UNDER THE AGREEMENT

1. **Date:** 6 August 2008

2. **Parties:**

   Purchaser: The Company

   Vendor: China Shipping

3. **Equity Interest to be Acquired:**

   Subject to the satisfaction of the condition precedents under the Agreement, the Company will acquire the 100% equity interest in CS Terminal from China Shipping under the Agreement.

4. **Consideration:**

   Pursuant to the Agreement, the consideration for the 100% equity interest in CS Terminal to be acquired by the Company is RMB2,601,405,907.78 (equivalent to approximately HK$2,890,451,008.64) and is payable in full by the Company to the bank account designated by China Shipping within 5 working days from the effective date of the Agreement. The Agreement shall become effective on the date when the condition precedents mentioned below are satisfied.

   The equity interest in CS Terminal was acquired by the Company through an open listing process and a subsequent commercial negotiation conducted through the SHUAEE. The Agreement was negotiated and entered into on an arm's length basis and on normal commercial terms. The consideration under the Agreement was determined based on the appraised value of CS Terminal as set out in the asset valuation report prepared by an independent and duly qualified PRC valuer appointed by China Shipping using the cost method of valuation. The said consideration will be funded by the proceeds of the A Share Listing and internal resources of the Company.

   Upon completion of the acquisition, the financial results of CS Terminal will be consolidated into the accounts of the Company.

   The financial information of CS Terminal is set out in the tables below:

Consideration for acquisition of the equity interest in CS Terminal	Audited net asset value of CS Terminal attributable to the equity interest to be acquired as at	Appraised value of CS Terminal attributable to the equity interest	Audited net profit (loss) before taxation in CS Terminal attributable to the equity interest to be acquired *(See Note below)*		Audited net profit (loss) after taxation in CS Terminal attributable to the equity interest to be acquired *(See Note below)*	
		to be acquired as	For the financial year ended	For the financial year ended	For the financial year ended	For the financial year ended
	31 March 2008	at 31 March 2008	31 December 2006	31 December 2007	31 December 2006	31 December 2007
(RMB)	*(RMB)*	*(RMB)*	*(RMB)*	*(RMB)*	*(RMB)*	*(RMB)*
2,601,405,907.78 (equivalent to approximately HK$2,890,451,008.64)	2,954,893,386.08 (equivalent to approximately HK$3,283,214,873.42)	2,601,405,907.78 (equivalent to approximately HK$2,890,451,008.64)	(13,863,189.51) (equivalent to approximately HK$(15,403,543.90))	36,256,016.34 (equivalent to approximately HK$40,284,462.60)	(28,039,680.07) (equivalent to approximately HK$(31,155,200.08))	13,080,739.27 (equivalent to approximately HK$14,534,154.74)

Audited net profit before taxation in CS Terminal attributable to the equity interest to be acquired *(See Note below)*		Audited net profit after taxation in CS Terminal attributable to the equity interest to be acquired *(See Note below)*	
For the three months ended 31 March 2007 *(RMB)*	**For the three months ended 31 March 2008** *(RMB)*	**For the three months ended 31 March 2007** *(RMB)*	**For the three months ended 31 March 2008** *(RMB)*
3,068,858.82 (equivalent to approximately HK$3,409,843.13)	26,320,067.67 (equivalent to approximately HK$29,244,519.63)	364,619.64 (equivalent to approximately HK$405,132.93)	17,680,650.57 (equivalent to approximately HK$19,645,167.30)

Notes:

The above financial figures were prepared in accordance with Generally Accepted Accounting Principles of the PRC.

5. Condition Precedents

The Agreement shall be effective subject to satisfaction of the following conditions:

(i) the parties to the Agreement having duly signed the Agreement;

(ii) SHUAEE having duly reviewed and stamped the Agreement and issued the equity transaction certificate;

(iii) the internal decision making bodies of the respective parties to the Agreement having duly approved the Agreement (including approval by the Company's Independent Shareholders).

6. Security Deposit

The Company had paid a security deposit in the sum of RMB520,281,181.56 (equivalent to approximately HK$578,090,201.73) to SHUAEE in order to participate in the open listing process of CS Terminal on 25 July 2008. This security deposit will be transferred to China Shipping on the effective date of the Agreement, as part of the consideration payable by the Company under the Agreement.

7. Price Adjustment Mechanism

During the period from 31 March 2008 to the date of full payment of the consideration under the Agreement, China Shipping will continue to assume all risks relating to any profit or loss of CS Terminal. If the net asset value of CS Terminal on the date of full payment of the consideration under the Agreement exceeds the net asset value of CS Terminal as at 31 March 2008, the Company will pay to China Shipping an amount equal to such excess. On the other hand, if the amount of the net assets value of CS Terminal on the date of full payment of the consideration under the Agreement is less than the net asset value of CS Terminal as at 31 March 2008, China Shipping will pay to the Company an amount equal to such shortfall.

B. REASONS FOR AND BENEFITS OF THE ACQUISITION

The reasons and benefits of the acquisition are:

1. The acquisition will diversify the Company's business chain. The shipping industry is gradually entering into an era of integration, after the completion of the acquisition, the Company will have an integrated business chain including container shipping and container terminal. This in turn accelerates the integration of related container businesses and will bring synergy effects to the core business of the Company. By providing integrated and one-stop services, the Company will be able to attract more clients and will further enhance its market competitiveness.

2. The acquisition will reduce connected transactions of the Company. After the completion of the acquisition, CS Terminal will become a wholly-owned subsidiary of the Company, effectively reducing the Company's connected transactions and strengthening its business independence.

3. The acquisition will gradually increase profitability of the Company. After the completion of the acquistion, the Company's diversified corporate structure will provide a diversified and stable source of revenue and profit and help to spread the business risk of the Company.

4. The acquisition will allow the Company to participate in the fast-growing container terminal industry in the PRC and to benefit from the potential appreciation in value of container terminal assets.

C. GENERAL INFORMATION

1. Principal Business Activities

(a) China Shipping

China Shipping is a large shipping conglomerate that operates across different regions, sectors and countries.

(b) The Company

The Company is principally engaged in the operation and management of international and domestic container marine transportation.

(c) CS Terminal

CS Terminal was incorporated in 2001 and it is a wholly-owned subsidiary of China Shipping. The registered capital of CS Terminal as at 30 June 2008 was RMB2,039,705,064.81 (equivalent to approximately HK$2,266,338,960.90). CS Terminal is principally engaged in investing in domestic and overseas terminals.

CS Terminal has controlling or minority equity interest in companies which invest in and operate container terminals located at various cities in the PRC, including Lianyungang, Jinzhou, Shanghai, Zhanjiang, Guangzhou, Yantai, Qinhuangdao, Dalian and Tianjin. The aggregate through-put of the aforesaid container terminals is set out in the table below:

	For the year ended 31 December 2005	For the year ended 31 December 2006	For the year ended 31 December 2007	For the six months ended 30 June 2008
Aggregate through-put	3,455,000TEU	6,788,000TEU	9,382,000TEU	5,822,000TEU

As at 30 June 2008, CS Terminal has controlling or minority equity interest in companies which own 29 operating berths with an aggregate container capacity of 15,700,000TEU. These companies also own 9 berths which are currently under construction with an aggregate container capacity of 5,500,000TEU.

2. Implications under the Listing Rules

As the relevant percentage ratios applicable to the acquisition exceed 5%, but are less than 25%, the acquisition constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. In addition, as China Shipping is the Company's controlling shareholder holding an approximately 49.03% shareholding interest in the Company, it is therefore a connected person (as defined under the Listing Rules) of the Company. Accordingly, the entering into of the Agreement constitutes a connected transaction of the Company under the Listing Rules and is subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

The Board (other than the independent non-executive Directors) believes that the terms of the acquisition contemplated under the Agreement (including the consideration) are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole. The independent non-executive Directors will form a view on the acquisition after taking into account the advice from the Independent Financial Adviser, which will be set out in the circular to be dispatched to the shareholders of the Company.

3. Independent Board Committee

The Independent Financial Adviser will be appointed to advise the Independent Board Committee, and the Independent Board Committee has been established to advise the Independent Shareholders, in respect of the acquisition under the Agreement. Each member of the Independent Board Committee does not have any material interest in the acquisition.

4. General

A circular containing, among other things:

(a) details of the acquisition as set out in this announcement;

(b) a letter from the Independent Financial Adviser to the Independent Board Committee containing its advice on the acquisition under the Agreement; and

(c) the recommendation of the Independent Board Committee in respect of the acquisition under the Agreement,

will be dispatched to the shareholders of the Company in accordance with the Listing Rules as soon as practicable.

D. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Share Listing"	the listing of the A shares of the Company on the Shanghai Stock Exchange on 12 December 2007
"Agreement"	the equity transfer agreement dated 6 August 2008 entered into between the Company and China Shipping, pursuant to which China Shipping agreed to sell its 100% equity interest in CS Terminal to the Company
"associates"	has the meaning ascribed to such term under the Listing Rules
"Board"	the board of Directors
"China Shipping"	China Shipping (Group) Company (中國海運（集團）總公司), a PRC state-owned enterprise, which is the controlling shareholder of the Company, having an approximately 49.03% shareholding interest
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company established in the PRC, of which 3,751,000,000 H shares are listed on the Stock Exchange and 7,932,125,000 A shares are listed on the Shanghai Stock Exchange
"CS Terminal"	China Shipping Terminal Development Co., Ltd. (中海碼頭發展有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China Shipping
"Directors"	the directors of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the PRC

"Independent Board Committee"	a committee of the Board comprising all the independent non-executive Directors, namely, Mr. Hu Hanxiang, Mr. Wang Zongxi, Mr. Shen Kangchen, Mr. Shen Zhongying and Mr. Jim Poon (also known as Zhanyuan Pan)
"Independent Financial Adviser"	an independent financial adviser to be appointed to advise the Independent Board Committee in respect of the connected transaction stated in this announcement
"Independent Shareholders"	the shareholders of the Company, except China Shipping and its associates (excluding the Company and its subsidiaries)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"percentage ratios"	has the meaning ascribed to such term under the Listing Rules
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SHUAEE"	Shanghai United Assets and Equity Exchange (上海聯合產權交易所)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
6 August 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purposes only is HK$1.00= RMB0.9.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

POLL RESULTS OF SPECIAL GENERAL MEETING HELD ON 6 AUGUST 2008

A. RESULTS OF SGM

The board of directors (the "**Board**") of China Shipping Container Lines Company Limited (the "**Company**") is pleased to announce that the following resolutions (the "**Resolutions**") were passed at the Company's special general meeting (the "**SGM**") held at 2:00 p.m. on 6 August 2008 at Mingxuan Hall, 1st Floor, Supreme Tower Hotel, 600 Lao Shan Road, Pudong New District, Shanghai, the People's Republic of China. Unless the context otherwise requires, the terms used in this announcement shall have the same meanings as defined in the Company's circular dated 20 June 2008 (the "**Circular**"). 47 Shareholders and authorised proxies holding an aggregate of 6,298,373,299 shares with voting rights in the Company, representing approximately 53.9100% of the total number of shares with voting rights (11,683,125,000 shares, including 3,751,000,000 H shares and 7,932,125,000 A shares) of the Company, were present at the SGM.

As mentioned in the Circular, China Shipping and its associate(s) were required to abstain from voting on the Resolution to approve the Revised Caps at the SGM. Accordingly, the Shareholders and authorised proxies representing 702,873,299 shares of the Company were entitled to vote for or against such Resolution.

The SGM was chaired by Mr. Zhang Guofa, the vice Chairman of the Board and an executive director of the Company. After consideration by the said Shareholders entitled to vote for or against the Resolutions and authorised proxies of such Shareholders and through voting by way of poll, the Resolutions were passed at the SGM and the details of voting are as follows:

Resolutions		Number of Votes (approximate %)		
Ordinary resolutions		For	Against	Abstain
1.	To approve the Revised Caps, details of which are set out in the Circular.	701,653,249 (99.8264%)	1,126,850 (0.1603%)	93,200 (0.0133%)
2.	To approve the change in the use of A Share Listing proceeds, details of which are set out in the Circular.	6,297,246,449 (99.9821%)	1,126,850 (0.0179%)	0 (0.0000%)
3.	To approve the appointment of Mr. Yan Zhichong as a non-executive Director for a term commencing at the conclusion of the SGM and ending at the conclusion of the annual general meeting of the Company for the year 2009, i.e. in or around June 2010, to authorise the Board to fix the remuneration of Mr. Yan Zhichong and to approve the resignation of Mr. Yao Zuozhi as a non-executive Director.	6,295,250,499 (99.9504%)	3,122,800 (0.0496%)	0 (0.0000%)

As more than 1/2 of the votes were cast in favour of each of the Resolutions, all Resolutions were duly passed as ordinary resolutions.

The voting at the SGM was scrutinized by the Company's auditors, PricewaterhouseCoopers *(Note)*.

Note: Scope of work of PricewaterhouseCoopers

The poll results of the SGM were subject to scrutiny by PricewaterhouseCoopers, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree to the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

B. BACKGROUND OF NEW NON-EXECUTIVE DIRECTOR

Mr. Yan Zhichong, aged 51, currently is the general manager of Guangzhou Maritime Transport (Group) Co., Ltd., a supervisor of China Shipping Development Company Limited ("**CSDC**") and a director of China Shipping Haisheng Co., Ltd.. He was the general manager of CSDC Tanker Company, Guangzhou Branch from February 1998 to July 2001, the section chief of transport department of China Shipping (Group) Company from July 2001 to March 2003, the vice president of China Shipping (Hong Kong) Holdings Co., Ltd. from March 2003 to November 2004 and the general manager of China Shipping International Ship Management Co., Ltd. from November 2004 to January 2007. Mr. Yan has a Bachelor's degree in engineering and is also a senior engineer.

Save as disclosed above, Mr. Yan has not held any directorship in listed public companies in the last three years, has no other major appointments and qualifications, and is not connected with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Yan does not have any interests in the shares of the Company within the meaning of Part XV of the SFO as at the date of this announcement. There is no information which is required to be disclosed by Mr. Yan under Rules 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention of holders of securities of the Company pursuant to Rule 13.51(2)(w) of the Listing Rules.

Mr. Yan will enter into a service contract with the Company in his position in the Company. The length of his service will be from the conclusion of the SGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. in or around June 2010. As previously disclosed in the Circular, Mr. Yan will not receive his annual remuneration from the Company.

By order of the board of directors of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
6 August 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END